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December 1, 2006

VIA ELECTRONIC MAIL AND EDGAR

Ms. Ellen Sazzman, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   ING Variable Portfolios, Inc.
      ING VP Global Science and Technology Portfolio
      Preliminary Proxy Filed November 21, 2006
      Securities Act File No. 333-05173
      Investment Company Act File No. 811-7651

Dear Ms. Sazzman:

     This letter responds to comments provided via telephone to Mr. Jay Stamper by the Securities and Exchange Commission ("SEC") staff on November 28, 2006 with respect to the preliminary proxy materials for ING VP Global Science and Technology Portfolio ("Portfolio"), a series of ING Variable Portfolios, Inc., ("Registrant") that were filed with the SEC on November 21, 2006. Summaries of these comments and our responses thereto, are set out below. In addition, attached is the requested Tandy Letter (attachment "A"). Our responses to the staff's comments are as follows:

PROPOSAL ONE

"WHAT ARE THE TERMS OF THE PROPOSED SUB-ADVISORY AGREEMENT?" - PAGE 15

1. COMMENT: Pursuant to Item 22(C)(1)(iii), please provide the aggregate amount of sub-advisory fees paid to the sub-adviser for the most recent fiscal year of the Portfolio.

     RESPONSE: A statement listing the aggregate amount of the sub-advisory fees paid to the Portfolio's sub-adviser has now been included in this section.

"WHAT ARE THE FACTORS THAT WERE CONSIDERED BY THE BOARD?" - PAGE 18

2. COMMENT: The Staff requests that the conclusions reached by the Board of Directors include other factors considered other than the fees relating to the agreement.

     RESPONSE: The Proxy Statement sets forth in reasonable detail the material factors considered and conclusions reached by the Board of Directors in approving the

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December 1, 2006
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     agreement. Accordingly, we believe that the disclosure is responsive to the requirements of Item 22(c)(11).

PROPOSAL TWO

"WHY IS PROPOSAL TWO IN THE BEST INTERESTS OF SHAREHOLDERS?" - PAGE 23

3. COMMENT: The Staff asserts that a discussion of the factors considered by the Portfolio's Board of Directors in approving the "manager-of-managers" arrangement should be included. The Staff asserts that this is consistent with the requirements contained in Item 22(c)(11).

     RESPONSE: The Proxy Statement includes an explanation of the reasons that approval of the manager-of-managers arrangement is in the best interests of shareholders. In addition, the proxy statement accurately states that the Board of Directors unanimously approved the arrangement as being in the best interests of shareholders and that the Board of Directors recommends that shareholders approve such arrangement. Accordingly, we believe that the disclosure is responsive to the requirements of Rule 20a-1 of the Investment Company Act of 1940, as amended, and Regulation 14A referenced therein.

                                    * * * * *

     Thank you for your comments with respect to the preliminary proxy materials, we hope you find our changes to these materials to be responsive. Please feel free to contact the undersigned at 480-477-2649 with any questions. We plan to effect our definitive proxy filing on December 7, 2006.

                                        Sincerely,


                                        /s/ Paul A. Caldarelli
                                        ----------------------------------------
                                        Paul A. Caldarelli
                                        Counsel
                                        ING U.S. Legal Services

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                                  ATTACHMENT A

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[ING FUNDS]

December 1, 2006

VIA ELECTRONIC MAIL AND EDGAR

Ms. Ellen Sazzman, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:  ING VARIABLE PORTFOLIOS, INC.
     FILE NOS. 33-41694; 811-06352

Dear Ms. Sazzman:

ING Variable Portfolios, Inc. ("Registrant") is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the staff's comments, or changes to disclosure in response to the staff's comments, does not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,


/s/ Huey P. Falgout, Jr.
-------------------------------------
Huey P. Falgout, Jr.
Counsel
ING U.S. Legal Services

Attachments

cc:   Philip Newman
      Goodwin Procter LLP